SUNU INC.



ANNUAL REPORT

240 Elm Street, 2nd Floor
Somerville, MA 02144

www.sunu.com

This Annual Report is dated March 31st, 2022 .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

❏ D Form C: Offering Statement

❏ D Form C-U: Progress Update: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

❏ D Form C/A: Amendment to Offering Statement: ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

    ❏ Check box if Amendment is material and investors must reconfirm within five business days.

■ Form C-AR: Annual Report

❏ D Form C-AR/A: Amendment to Annual Report

❏ D Form C-TR: Termination of Reporting

Name of issuer: Sunu Inc.
Legal status of issuer:
    Form: Incorporated Company
    Jurisdiction of Incorporation/Organization: Delaware
    Date of incorporation: June 24, 2013
Physical address of issuer: 240 Elm Street, 2nd Floor, Somerville, MA 02144 Website of issuer: www.sunu.com

Current number of employees: 8

Financial Statement Line Item	Most Recent Fiscal Year-End (December 31, 2020)	Prior Fiscal Year-End (December 31, 2021)
Total Assets	$334,514.71	$507,994.28
Cash	$134,001.25	$17,408.32
Accounts Receivables	$17,895.96	$4,799.92
Short-term Debt	$18,913.70	$11,085.00
Long -term Debt	$1,192,081.08	$1,192,144.00
Revenues/Sales	$168,441.17	$152,119.31
Costs of Goods Sold	$49,875.67	$47,470.20
Taxes Paid	$18,930.26	$24,114.43
Net Loss	$-186,165.99	-$145,008.39

BUSINESS

Sunu Inc is a Massachusetts incorporated company (Inc), formed in 2013, which manufactures the Sunu Band. The Sunu Band is a smart band intended for visually impaired people, that protects their head and upper body by warning them through vibrations when an object or person is too close.

The accompanying consolidated financial statements include the accounts of Sunu Inc, and its wholly-owned subsidiary, Enaay Tecnologias SA de CV, located in Guadalajara, Mexico. All intercompany balances and transactions have been eliminated in consolidation.

Previous Offerings

On October 30th, 2015, the Company issued 30,000 Common Stock to Daniel Kish in exchange for being a member of Sunu's Advisory Board, which imply to spend time advising the Company through (i) monthly check-in calls or meetings, (ii) quarterly face-to-face advisory board meetings, (iii) quarterly individual face-to-face meetings, and (iv) guidance via email correspondence as we may request. The total amount of time asked is an average of two (2) hours per month.

On October 30th, 2015, the Company issued 50,000 Common Stock to CENAK Consulting LP in exchange for being a member of Sunu's Advisory Board, which imply to spend time advising the Company through (i) monthly check-in calls or meetings, (ii) quarterly face-to-face advisory board meetings, (iii) quarterly individual face-to-face meetings, and (iv) guidance via email correspondence as we may request. The total amount of time asked is an average of two (2) hours per month.

On February, 1st, 2017, the Company issued 85,000 Common Stock to Roberto Herran Galaviz in exchange for his consulting services. His vesting was terminated on May 7, 2018 receiving 35,416 shares of common stock instead.

On February, 1st, 2017, the Company issued 42,500 Common Stock to Victor Manuel Smith Gomez in exchange for his consulting services. His vesting was terminated on February 1, 2020, receiving the 42,500 shares of common stock stipulated.

On May, 6th, 2015, the Company issued 200,000 Common Stock to The SocialAtom Group, LLC in exchange for being a member of Sunu's Advisory Board, which imply to spend time advising the Company through (i) monthly check-in calls or meetings, (ii) quarterly face-to-face advisory board meetings, (iii) quarterly individual face-to-face meetings, and (iv) guidance via email correspondence as we may request. The total amount of time asked is an average of two (2) hours per month.

On April, 10th, 2017, the Company issued 90,000 Common Stock to Marco Massarotti in exchange for being a member of Sunu's Advisory Board, which imply to spend time advising the Company through (i) monthly check-in calls or meetings, (ii) quarterly face-to-face advisory board meetings, (iii) quarterly individual face-to-face meetings, and (iv) guidance via email correspondence as we may request. The total amount of time asked is an average of two (2) hours per month.

On April, 10th, 2017, the Company issued 548,199 Common Stock to YCVC Fund I, L.P. in exchange for accelerator services.

On May, 11th, 2020, the Company issued 33,000 Common Stock to Paulina Bernaldez De Loera in exchange for his consulting services.

On March, 10th, 2020, the Company issued 3,000 Common Stock to Jose Leonardo Pastrana Macias in exchange for his consulting services.

On March, 10th, 2020, the Company issued 3,000 Common Stock to Jesus Trinidad Diaz Ramirez in exchange for his consulting services.

REGULATORY INFORMATION

The company has not previously filed to comply with the requirements of Regulation Crowdfunding;

RISK FACTORS

The United States Securities and Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition, The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than developed companies. General risks as well as specific risks should be considered when deciding to invest. These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Commons Shares should only be undertaken by persons who have the financial resources sufficient enough to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company, as well as the following risk factors, in addition to the other information listed in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent to the Company.

The Global COVID-19 Pandemic Has Disrupted the Company's Business and the Company's Financial Condition and Operating Results Have Been and Are Expected To Continue to be Affected by the Outbreak and Its Effects.

The Company's operations and business have been negatively affected and could continue to be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other conditions, particularly in the United States where the Company derives most of its revenue and profit, but also in Europe and Mexico, where some of the Company's distributors and operational staff are located, respectively. National, state and local governments have responded to the COVID-19 pandemic in a variety of ways, including, without limitation, by declaring states of emergency, restricting people from gathering in groups or interacting within a certain physical distance (i.e., social distancing), and in certain cases, ordering businesses to close or limit operations or people to stay at home. Although the Company has been permitted to continue to operate with its online sales in all of the jurisdictions in which it operates, there is no assurance that our physical distributors will be permitted to operate their facilities under every future government order or other restriction and in every location on which the Company relies for the commercialization will similarly be permitted to continue to operate. In particular, any limitations on, or closures of, the Louisiana Association for the Blind, could have a material adverse impact on the Company's ability to sell products and service customers and could have a material adverse impact on the Company's business, financial condition and results of operations.

Our Business Projections Are Only Projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that consumers will think it's a better option than a competing product, or that we will be able to provide service at a level that allows the Company to make a profit and still attract business.

If We Fail To Obtain The Capital Necessary To Fund Our Operations, Our Financial Results, Financial Condition And Our Ability To Continue As A Going Concern Will Be Adversely Affected

We anticipate needing access to credit and investment in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it or raise additional equity capital, we could be forced to modify our growth plans or take some other action. Issuing more equity may require bringing on additional investors. In addition, securing additional investors could require pricing our equity below its current price. Even if the equity is not priced lower, current shareholder's ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on investments could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of the shareholder's investment.

Terms Of Subsequent Financing May Adversely Impact The Shareholder's Investment

We will likely need to engage in common equity or debt financings in the future, which may reduce the value of the current shareholder's investment. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of shares, those investors may negotiate terms that are more favorable than the terms of the current investment and, possibly, at a lower purchase price than current investments.

The Company Faces Competition

The market for assistive technologies is highly competitive. Some of the largest of these competitors in our market include VFO Group and Access Ingenuity, as they introduce new products and expand their efforts behind existing brands while offering potentially better sales margins to our distributors. The Company anticipates competition will remain strong as some existing businesses have a better financial capacity, expanding geographically and adding more products. The general decrease of income from last year affected the whole industry and therefore is expected to increase the competition in the market for assistive technologies within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline.

The Company's products compete generally with other assistive technologies. The Company competes with other assistive technologies' companies for the blind people not only for use of the product, but also for hours dedicated to training about the product, effort of distributor's salespeople to showcase products, and for marketing focus by the Company's Distributors and their customers, all of which also distribute and sell other directly similar or for a similar client-type-of-products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or Distributors may have a material adverse effect on the Company's business and financial results.

We Are An Early Stage Company And Have Not Yet Generated Any Profits

The Company's first product was launched to market on 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company has incurred a net loss since inception. There is no assurance that we will be profitable in the coming years.

Our Ability to Sell Our Products Is Dependent On Outside Government Regulation Which Can Be Subject To Change At Any Time

Our ability to sell our products is dependent on certain laws and regulations, such as those enforced by the Federal Drugs Administration, among other relevant state and federal regulatory agencies. These laws and regulations may be subject to change and, if they do, then our business model may be subject to change, which may affect shareholder's investment in the Company.

We Rely On Third Parties To Provide Services Essential To The Success Of Our Business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, legal work and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other supplier's operations could materially and adversely affect our business. As a result, shareholder's investment could be adversely impacted by our reliance on third parties and the performance of their services for the Company.

The Company Is Dependent on Its Distributors

The Company sells its product to independent Distributors for retail sales and, ultimately, training to our final users. Although the Company currently has arrangements with over 15 Distributors and an online store for direct sales, sustained growth will require it to maintain such relationships and possibly enter into a bigger effort to sell directly through our online store. Changes in control or ownership within the current distribution network could lead to less support of the Company's products.

Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution arrangements may be adversely affected by the fact that many of its Distributors are reliant on one of the major assistive technology producers for a large percentage of their revenue and, therefore, they may be influenced by such manufacturers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

No assurance can be given that it will be able to maintain its current distribution network or secure additional Distributors on terms not less favorable to the Company than its current arrangements.

The Company's Advertising and Promotional Investments May Affect the Company's Financial Results But Not Be Effective
The Company has made, and expects to continue to make, significant advertising and promotional expenditures to enhance its brand. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in the Company's results of operations. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results — 2021 Compared to 2020

Results of Operations

Revenue. Net revenue decreased by $16,321.86, or 10.73% to $152,119.31 for the year ended December 31st, 2021 from $168,441.17 thousand for the year ended December 31st, 2020. This change was primarily driven by a decrease in revenue from distributors, followed by a decrease of online sales due to the cease of distribution as a result of the COVID-19 pandemic and the related continued closure or limited activity of training facilities for the people with visual impairment.

Cost of Goods Sold. Cost of Goods Sold decreased by $2,405.47, or 5.07%, to $47,470.20 for the year ended December 31st, 2021 as compared to $49,875.67 from the year ended December 31st, 2020. This change was driven by the continuation of the decrease of overall sales and as a result of cutting manufacturing and labour costs resulting from our decision to front the COVID-19 pandemic.

Gross Profit. Gross profit decreased by $13,916.39, or 13.30%, to $104,649.11 for the year ended December 31st, 2021 from $118,565.50 for the year ended December 31st, 2020. This change was primarily driven by the decrease of the proportion of the cost of goods sold against the decrease of revenue.

Total operating expenses. Sales, administrative, marketing & other expenses decreased by $37,053.06, or 14.43% to $256,806.59 for the year ended December 31st, 2021 from $293,859.65 for the year ended December 31st, 2020. This change was primarily driven by reducing our executive team, plus continuing of the policy to limit or stop all sales-related travelling and expo fair attendances. Other considerations were the decrease in all non-essential expenses and the closure of our offices.

Financial Expenses. Financial expenses decreased by $9,316.15 to $3,055.29 for the year ended December 31st, 2021 from $12,371.44 for the year ended December 31st, 2020. This change was primarily driven by a reinforced conservative financing policy and improvement on our cashflow management.

Liquidity and Capital Resources

On December 31st, 2021 and 2020, the Company had cash of $7,408.32 and $134,001.25, respectively.

While has yet to reach profitability, operations have been funded through investor's contributions and debt. We have plans to continue improving the future financial performance by continuing to grow revenue through online expansion, including 1) the launching of a new revenue model for our current product the Sunu Band known as hardware-as-a-service, 2) updating the price that our distributors can sell the Sunu Band for, 3) a more affordable price-version of our Sunu band with a reduced-price-reduced-capabilities format for users in countries that cannot afford the current product, 4) the launching of a new product that will continue to satisfy our current target market but with the benefit of being attractive to other bigger markets, expected to be delivered in 2022, and 5) continuing our revision on our professionals staff hiring process to enhance our performance. With all of the previously mentioned ambitious objectives, the Company expects to continue the improvement of gross profit.

The Company expects that, if necessary, to support future operations, additional funding would be available through additional equity raises.

Debt

Short-term Debt and Liabilities

As of December 31st 2021, the Company had $12,404.32 of debt with several financial institutions, including Stripe Inc, Brex Inc and Tax Payable.

Long-term Debt and Liabilities

As of December 31st, 2021, the Company has had issued different debt or liabilities equity instruments for a total of $1.192 million, from which $1.182 million were contracted under "SAFE" agreements (A SAFE is an agreement between an investor and a company that provides rights to the investor for future equity in the company similar to a warrant, except without determining a specific price per share at the time of the initial investment) and $10 thousand were contracted under a Convertible Note (a form of short-term debt that converts into equity, typically in conjunction with a future financing round).

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Marco Trujillo
Title(s): Chief Executive Officer and Founder
Dates of Service: 2013 — Present
Responsibilities: Overall direction and growth of business, Finance, Fundraising and Strategic Partnerships.

Name: Rodrigo Mendoza
Title(s): Chief Technology Officer
Responsibilities: Research & Development management, IT infrastructure

Name: Paulina Bernaldez
Title(s): Head of Administration
Dates of Service: May 2017 — Present
Responsibilities: Administrative and Accounting management

Name: Ruben Hernandez
Title(s): Manufacture Manager
Dates of Service: July 2020 — Present
Responsibilities: Supply-chain management, manufacturing and general project management.

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PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our shareholders, including our only class of shares, common shares, as of December 31st, 2021, by (i) each person whom we know owned, beneficially, shares, and (ii) all of the shares available and reserved for future benefits of employees in the company. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name of beneficial owner	Class of units	Number of units	Percent of class	Percent of Company
Marco Antonio Trujillo Tejeda	Common Shares	5,753,800	57.50%	57.50%
Fernando Albertorio	Common Shares	900,000	9.00%	9.00%
Cuauhtli Padilla Arias	Common Shares	986,200	9.90%	9.90%
Daniel Kish	Common Shares	30,000	0.30%	0.30%
CENAK Consulting LP	Common Shares	50,000	0.50%	0.50%
Roberto Herran Galaviz	Common Shares	35,416	0.40%	0.40%
Victor Manuel Smith Gómez	Common Shares	42,500	0.40%	0.40%
The SocialAtom Group, LLC	Common Shares	200,000	2.00%	2.00%
Marco Massarotti	Common Shares	90,000	0.90%	0.90%
YCVC Fund I, L.P.	Common Shares	548,199	5.50%	5.50%
Paulina Bernaldez	Common Shares	33,000	0.30%	0.30%
Leonardo Pastrana	Common Shares	3,000	0.00%	0.00%
Jesús Díaz	Common Shares	3,000	0.00%	0.00%
Reserved shares in pool	Common Shares	1,334,885	13.34%	13.34%

OUR SECURITIES

Our authorized capital stock consists of 10,010,000 common shares. As of December 31st, 2021, 87% or 8,675,115 authorized shares have been issued. Per the Company's Bylaws Agreement, the CEO, at his sole discretion, has the ability to authorize and issue common shares.

Common Shares Units

Voting Rights: One vote per unit.

Material Rights: A "Common Shares" means a Unit representing ownership of a common share Interest. "Common Shares Interest" means the membership interest of a Common Shareholder in the Company as set forth in the Shareholders Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Common Shares Interests of all the Common Shareholders shall be referred to herein as the "Common Shares Interests." The "Common Shareholders' means, collectively, those Members holding Common Shares Units, each of whom may be referred to individually as a "Common Shareholders."

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that a current investor owns will decrease, even though the value of the company may increase. The current investor will therefore own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares, SAFEs, or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If an investor is making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decreased by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 3, 2021.

Sunu Inc.

By:

Name: Marco Trujillo

Title: Chief Executive Officer

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Exhibit A

FINANCIAL STATEMENTS

SUNU INC.

FINANCIAL STATEMENTS 2021



To the shareholders of Sunu Inc.
Delaware, USA.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Sunu Inc. (the "Company"), which comprise the balance sheets and the related statements of operations and cash flows as of December 31st, 2021 and 2020. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
Certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Liliana Sanchez
Certified Accountant

Profit and Loss
YEARS 2020 & 2021

	TOTAL 2021	TOTAL 2020
Income		
Product sales	$ 874.31	$ 698.97
Contract sales	$ 85,592.13	$ 70,285.58
FRB		$ 41,599.22
Other sales		$ -
Paypal		$ 19,122.25
Haas Subscription	$ 1,012.24	
Refunds of SUNU band sales		-$ 5,517.22
Apple subscription sales	$ 867.19	
Stripe		$ 45,813.00
Premium Plan	$ 4,886.11	
Sales of Product Income	$ 21,424.50	
Shipping Income	$ 804.28	
Subscription sales	$ 40,510.01	$ 324.00
Total product sales	**$ 155,970.77**	**$ 172,325.80**
Discounts		
Discounts to retail	-$ 2,577.90	
Stripe discounts	-$ 1,273.56	-$ 3,884.63
Total discounts given	**-$ 3,851.46**	**-$ 3,884.63**
Total income	**$ 152,119.31**	**$ 168,441.17**
Cost of goods sold	$ 34,020.83	
Manufacture expenses		-$ 30,966.13
Fulfillment distribution from shipbob	$ 8,198.02	-$ 8,458.72
Raw materials	$ 1,321.73	-$ 2,764.18
Shipping, freight & delivery - COGS	$ 3,929.62	-$ 6,195.68
Tools consumables		-$ 1,490.96
Total cost of goods sold	**$ 47,470.20**	**-$ 49,875.67**
Gross profit	**$ 104,649.11**	**$ 118,565.50**
Operating expenses		
Sales expenses		-$ 32,880.60
Commissions	-$ 6,341.77	$ -
Distribution channels		-$ 50.00
Events & conferences	-$ 950.00	-$ 179.95
Marketing		-$ 6,579.37
Product Development		-$ 228.00

Subcontractors R&D	-$ 28,908.17	
R&D	-$ 1,398.24	-$ 3,207.28
Subscriptions for engineering	-$ 6,882.09	-$ 276.25
Subscriptions for sales force	-$ 4,672.76	-$ 10,880.02
Subcontractors customer success	-$ 2,458.64	
Administrative		
Accounting	-$ 2,050.00	-$ 24,061.82
Administrative		-$ 5,146.70
Communication & IT Costs:	-$ 1,005.60	-$ 3,407.84
Consulting services	-$ 30,525.06	-$ 2,660.59
Customer success		-$ 4,780.79
Patents	-$ 4,467.00	-$ 4,429.82
Job materials		-$ 1,537.83
Legal counsel	-$ 1,195.00	-$ 8,345.40
Office expenses	-$ 307.64	-$ 9,827.40
Payroll expenses	-$ 1,814.08	-$ 103,136.20
Product regulation		-$ 17,257.86
Rent & utilities	-$ 10,372.23	-$ 7,586.57
Subscriptions to operate	-$ 9,653.84	-$ 10,997.79
Transportation		-$ 169.49
Travel expenses	-$ 747.21	-$ 11,270.09
Web design		-$ 293.04
Web services		-$ 5,573.00
Subcontractors	-$ 64,538.87	
Insurance	-$ 8,485.11	
31.1 Online Startup Accelerator	-$ 4,740.63	
Marketing expenses		
AMEX marketing expenses	-$ 188.22	-$ 11,513.35
Copywriting training		-$ 3,857.24
Digital content	-$ 3,025.00	-$ 1,132.77
Facebook	-$ 300.00	$ -
Google ADWords	-$ 13,917.66	-$ 742.59
Subcontractors	-$ 18,119.20	$ -
Web page		-$ 300.00
Other expenses		$ -
Dues & subscriptions	-$ 2,610.88	$ -
Other general & administrative expenses	38.00	$ -

Reimbursements			-$ 1,575.36	
Stripe taxes			$ 71.02	
Uncategorized AMEX expenses			-$ 45.65	
Total operating expenses	**-$ 229,636.87**		**-$ 293,859.65**	
EBITDA	**-$ 124,987.76**		**-$ 175,294.15**	
Financial expenses				
Bank charges	-$ 1,658.57		-$ 5,973.30	
Clearbanc loan payment			-$ 2,625.00	
Commissions & fees			$ -	
Interest expense			$ -	
Paypal fee	-$ 1,229.86		$ -	
PayPal loan payment			-$ 2,384.00	
QuickBooks Payments Fees	-6.31			
Stripe fees	-$ 160.55		-$ 1,389.14	
Total financial expenses	**-$ 3,055.29**		**-$ 12,371.44**	
EBT	**-$ 128,043.05**		**-$ 187,665.59**	
Taxes				
Payroll taxes	-$ 2,037.02		-$ 9,679.57	
Taxes	-$ 22,077.41		-$ 9,250.70	
Total taxes	**-$ 24,114.43**		**-$ 18,930.26**	
Other income				
Computer equipment			$ 825.09	
Donations			$ 1,390.00	
Other income			$ 12,902.20	
Other refunds	$ 6,598.57		$ 3,009.86	
Rewards & prices			$ -	
Exchange gain or loss			$ -	
Interest Earned	$ 57.06			
Sales of common stock			$ 0.60	
Shipping income	$ 493.46		$ 2,302.12	
Total other income	**$ 7,149.09**		**$ 20,429.86**	
Net income	**-$ 145,008.39**		**-$ 186,165.99**	

SUNU
Balance Sheet
YEARS 2020 & 2021

	TOTAL 2021	TOTAL 2020
ASSETS		
Current Assets		
Bank accounts		
First Republic	$ 15,692.00	$ 132,076.62
PayPal - US	$ 942.00	$ 203.37
Banorte (Mexico)	$ 774.32	$ 1,721.26
Cash (Mexico)	$ 1,882.27	$ 534.01
Total bank accounts	**$ 19,290.59**	**$ 134,535.26**
Accounts receivable		
Accounts Receivable	$ 4,799.92	$ 17,895.96
Total accounts receivable	**$ 4,799.92**	**$ 17,895.96**
Other current assets		
Inventory		
Finished Goods	$ 39,257.17	$ 73,278.00
Total inventory	**$ 39,257.17**	**$ 73,278.00**
Loans to shareholder	$ 443,788.00	$ 62,010.18
Loans to employee		$ -233.85
Uncategorized Asset		$ 1,456.84
Taxes in favour		$ 28,371.78
Total other current assets	**$ 483,045.17**	**$ 91,604.94**
Total current assets	**$ 507,135.68**	**$ 317,314.16**
Fixed assets		
Guarantee deposits		$ 3,804.15
Fixed asset office equipment	$ 858.60	$ 676.08
Fixed asset computers		$ 12,720.32
Total fixed assets	**$ 858.60**	**$ 17,200.55**
TOTAL ASSETS	**$ 507,994.28**	**$ 334,514.71**
LIABILITIES AND EQUITY		
Liabilities		
Current liabilities	$ -	$ 5,000.00
Accounts payable	$ -	$ 14,021.90
Total accounts payable	**$ -**	**$ 19,021.90**
Other current liabilities		
Other current liabilities	$ 1,319.32	$ 1,523.21
Stripe Loan	$ 5,000.00	$ -
ClearBanc Loan		$ -
PayPal Working Capital		$ -

Sales tax payable	$	6,085.00	$	17,390.49
Total other current liabilities	**$**	**12,404.32**	**$**	**18,913.70**
Total current liabilities	**$**	**12,404.32**	**$**	**37,935.60**
Long-term liabilities				
SAFE				
FW Ventures S.A.P.I de C.V.	$	50,000.00	$	50,000.00
Kenneth Hertz (Seth Lichtenstein PADM)	$	35,000.00	$	35,000.00
Rahul Chandra	$	50,000.00	$	50,000.00
Ixchel Capital S.A.P.I de C.V.	$	29,990.00	$	29,990.00
WAVE YOUTH BUSINESS IDEAS S.A.DE C.V.	$	24,980.00	$	24,980.00
Jaime Agnesi Borrego	$	61,950.00	$	41,950.00
Marco Massarotti	$	124,950.00	$	124,950.10
Maverick Ventures	$	30,000.00	$	30,000.00
MITA Fund LP	$	10,000.00	$	10,000.00
Rodrigo Mendez	$	8,500.00	$	8,500.00
Y Combinator	$	120,000.00	$	120,000.00
Banco/Actinver	$	8,000.00	$	7,937.43
Anand Vasagiri	$	30,000.00	$	30,000.00
Toushka Sapi De C.V.	$	144,990.00	$	144,990.00
Avalancha Ventures Sapi De C V	$	50,000.00	$	50,000.00
MR BABAJIDE JADESIMI	$	25,000.00	$	25,000.00
AGBO INMOBILIARIA SA DE CV	$	-	$	20,000.00
Liberet Corp	$	-	$	-
Joshua Schachter	$	25,000.00	$	25,000.00
Prime Trust LLC	$	278,784.00	$	278,783.55
Draper Associates Investments LLC	$	75,000.00	$	75,000.00
Total SAFE		**$ 1,182,144.00**		**$ 1,182,081.08**
Notes Payable				
Andres Barreto	$	10,000.00	$	10,000.00
Total notes payable	**$**	**10,000.00**	**$**	**10,000.00**
Total long-term liabilities		**$ 1,192,144.00**		**$ 1,192,081.08**
Total liabilities		**$ 1,204,548.32**		**$ 1,230,016.68**
Equity				
Opening balance equity	$	9,341.99	$	141,333.77
Owner's Pay & Personal Expenses	$	-259.27		
Retained earnings	$	-560,628.37	$	-850,669.76
Net income	$	-145,008.39	$	-186,165.99
Total Equity	**$**	**-696,554.04**	**$**	**-895,501.97**
TOTAL LIABILITIES AND EQUITY	**$**	**507,994.28**	**$**	**334,514.71**

SUNU
Statement of Cash Flows
YEAR 2020 & 2021

Sunu Inc
Statement of Cash Flows
2020 - 2021

	Total 2021	Total 2020
OPERATING ACTIVITIES		
Net Income	-145,008.39	-186,165.99
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable	-4,799.92	-17,895.96
1303 Inventory:Inventory Asset	-39,257.17	0.00
1400 Loans to Shareholders	-443,788.00	-62,010.18
Accounts payable	0.00	19,021.90
American Express	0.00	0.00
Brex	1,319.32	1,523.21
Loan Payable	5,000.00	0.00
Sales tax payable	6,085.00	17,390.49
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 475,440.77	-$ 41,970.54
Net cash provided by operating activities	-$ 620,449.16	-$ 228,136.53
INVESTING ACTIVITIES		
Fixed Asset Computers	-858.60	12,114.77
Net cash provided by investing activities	-$ 858.60	$ 12,114.77
FINANCING ACTIVITIES		
Andres Barreto	10,000.00	10,000.00
SAFE:Adan Trust (Anand Vasagiri)	30,000.00	30,000.00
SAFE:Avalancha Ventures SAPI De C V	50,000.00	50,000.00
SAFE:Banco Actinver SA (Javier Lepine Camarena)	8,000.00	8,000.00
SAFE:Draper Associates Investments LLC	75,000.00	75,000.00
SAFE:FW Ventures S.A.P.I de C.V.	50,000.00	50,000.00
SAFE:Hertz Lichteinstein & Young LLP	35,000.00	35,000.00
SAFE:Ixchel Capital S.A.P.I de C.V.	29,990.00	29,990.00
SAFE:Jaime Agnesi Borrego	61,950.00	61,950.00
SAFE:Joshua Schachter	25,000.00	25,000.00
SAFE:Marco Massarotti	124,950.00	124,950.00
SAFE:Maverick Ventures - Ark Set 1 S.A.P.I. de C.V.	30,000.00	30,000.00
SAFE:Mexamerica Ventures LLC (Rahul Chandra)	50,000.00	50,000.00
SAFE:MITA Fund LP (MITA Ventures)	10,000.00	10,000.00
SAFE:Opean Deal Portal LLC (Republic Campaign Prime Trust LLC)	278,784.00	278,784.00
SAFE:Rodrigo Mendoza	8,500.00	8,500.00
SAFE:Toushka SAPI De CV	144,990.00	144,990.00
SAFE:Victoria Otamiri (MR BABAJIDE JADESIMI)	25,000.00	25,000.00
SAFE:Wave Youth Business Ideas S.A. DE C.V.	24,980.00	24,980.00
SAFE:YCVC Fund I, LP (Y Combinator)	120,000.00	120,000.00
Opening Balance Equity	9,341.99	9,341.99
Owner's Pay & Personal Expenses	-259.27	-259.27
Retained Earnings	-560,628.37	-850,669.76
Net cash provided by financing activities	$ 640,598.35	$ 350,556.96
Net cash increase for period	$ 19,290.59	$ 134,535.20
Cash at end of period	$ 19,290.59	$ 134,535.20

CERTIFICATION

I, Marco Trujillo, Chief Executive Officer of Sunu Inc., hereby certify that the financial statements of Sunu Inc. included in this are true and complete in all material respects.

Name: Marco Trujillo

Title: Chief Executive Officer

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Sunu Inc., LLC, and its wholly-owned subsidiary, ENAAY Technologias S.A. de C.V. (collectively, the Company). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is a Delaware incorporated company (Inc), formed in 2013, which manufactures, markets, and sells electronic wearable assistive technologies for the visually impaired people.

COVID-19 Impact

During the COVID-19 pandemic, the Company's activities have generally remained operational, although certain aspects of operations experienced significant impact resulting in loss of revenue and delays in development. As the situation continues to evolve, the Company's management is closely monitoring the impact remainder of the COVID-19 pandemic on all aspects of the business, including how it impacts customers, suppliers, vendors, and employees, in addition to how the COVID-19 pandemic impacts the ability to provide services and training to customers. Management believes the ultimate impact of the COVID-19 pandemic on the Company's operating results, cash flows, and financial condition is likely to be determined by factors which are uncertain, unpredictable, and outside of the Company's control. The situation surrounding COVID-19 remains fluid, and if disruptions do arise, they could materially adversely impact the business.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition and Adoption of New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 606, Revenue from Contracts with Customers) which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue guidance in GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. ASC 606 is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the provisions of ASC 606 effective January 1, 2019, using the modified retrospective approach. The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements.

The Company's performance obligations primarily consist of the sale of electronic wearable assistive technologies for the visually impaired people. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the distributor when the distributor obtains control of the product. This generally happens when the distributor receives the order from a shipping company hired by the Company. The Company is the principal in all contracts.

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue comprises retail sales at Company-operated online store. Sales by Company-operated online store is recognized when the client payment transaction using a predefined online payment software is completed. Retail revenue is reported net of sales taxes collected from clients that are remitted to the appropriate taxing authorities.

Concentrations

During the year ended December 31st, 2021, approximately 56.27% of the Company's revenues were from contract sales. Additionally, at December 31st, 2021, 100% of the Company's accounts receivable was due from two customers, Florida Reading & Vision Technology, Inc and Harpo Sp. z o. o.

During the year ended December 31st, 2020, approximately 60.45% of the Company's revenues were from two customers, American Printing House for the Blind and Louisiana Association for the Blind. Additionally, at December 31st, 2020, approximately 72.01% of the Company's accounts receivable was due from two customers, Hwatang Optical IND. CO., LTD and Avishai Zelinger.

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

Receivables and Credit Policies

Account's receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The Company does not charge interest on invoices over 30 days. Account's receivable is stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables are determined to be uncollectible, they are written off against the allowance for doubtful accounts. Management does not believe that an allowance for bad debts is necessary by December 31st, 2020 and 2021.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary by December 31st, 2021 and 2020.

<u>Depreciation</u>

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Building and building improvements	39 years
Leasehold improvements	5 – 20 years
Machinery and equipment	7 years
Computers	3 years
Furniture and fixtures	5 – 7 years

Depreciation of leasehold improvement is computed using the lesser of the estimated useful life of the term of the lease.

Depreciation expenses totaled approximately $11,736.39 and $13,396.40 in 2021 and 2020, respectively, the majority of which is included in the accompanying consolidated statement of operations. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

<u>Deposits</u>

An estimate of the deposits is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31st, 2020, and 2021, the deposit was included in accrued expenses and other current deposits in the accompanying consolidated balance sheets, totaling approximately $3,804.15 and $0.00, respectively.

<u>Advertising</u>

Advertising costs are expensed as incurred. For 2020 and 2021, advertising costs amounted to approximately $17,545.95 and $35,550.08, respectively.

<u>Equity Subscriptions Receivable</u>

Equity subscriptions receivable that are collected prior to the date the consolidated financial statements were available to be issued are recorded as current assets. Equity subscriptions receivable that have not been collected as of the date the consolidated financial statements were available to be issued are recorded as a reduction to the respective shareholder contribution.

<u>Forgivable Loans</u>

Absent specific guidance in GAAP, the Company accounts for forgivable loans as debt in accordance with ASC 470 and accrues interest in accordance with the interest method under ASC 835-30. Accordingly, proceeds from such loans are recorded as a liability until either the loan is, in part or wholly, forgiven and the debt has been legally released or the loan is paid off.

<u>Income Taxes</u>

The Company is taxed as a corporation under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed to the Company. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31st, 2020 and 2021, the Company did not have a liability for unrecognized tax benefits.

<u>Reclassification of Prior Year Presentation</u>

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

<u>Future Operations</u>

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $186,308.03 and $145,008.39 in 2020 and 2021, respectively. During this time, operations have been funded through shareholders' equity and debt. Management plans to improve future financial results by growing revenue through product diversification, allowing more options to customers to pay for the product, strategic alliances and increasing margins by maintaining a strict financial discipline, decreasing the customer cost of acquisition and an increase of the customer satisfaction. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary, to support future operations, additional funding will be available through equity raises or additional credit facilities.

<u>Recently Issued Accounting Pronouncements</u>

In February 2016, the FASB issued ASU No. 2016-02, Leases. Under the new guidance, lessees are required to recognize a right-of-use asset and a lease liability for all leases. The new guidance will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance. The new guidance is effective for non-public entities for annual reporting periods beginning after December 15th, 2021, with early adoption permitted. The new guidance is required to be applied with a modified retrospective approach to each prior reporting period presented and provides for certain practical expedients.

The Company is evaluating the impact of the above guidance on its consolidated financial position and results of operations.

2.   INVENTORIES

At December 31, 2020 and 2021, inventories consisted of the following:

	2020	2021
Finished goods	$73,278	$39,257.17

3.   LONG-TERM DEBT

By December 31, 2020, future maturities of long-term debt and convertible notes (see note 5) are approximately as follows:

The terms of the lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

Interest incurred on the notes payable, long-term debt, and convertible notes amounted to approximately $4,712.15 and $5,521.32 for the years ended December 31, 2020 and 2021, respectively.

4.   CONVERTIBLE NOTES AND RELATED PARTY LIABILITIES

As of December 31st, 2021, the Company has had issued different debt or liabilities equity instruments for a total of $1.192 million, from which $1.182 million were contracted under "SAFE" agreements (A SAFE is an agreement between an investor and a company that provides rights to the investor for future equity in the company similar to a warrant, except without determining a specific price per share at the time of the initial investment) and $10 thousand were contracted under a Convertible Note (a form of short-term debt that converts into equity, typically in conjunction with a future financing round).

5.   REVENUE

Disaggregation of Revenue

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Modified Retrospective Transition Method

As discussed in Note 1, the Company adopted the requirements of ASC 606 as of January 1, 2019, utilizing a modified retrospective method of transition. The adoption of ASC 606 did not have a significant impact on the Company's financial position, results of operations, or cash flows for 2019. The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised goods. Based on the Company's evaluation of its contracts with customers, the timing and amount of revenue recognized previously is consistent with how revenue is recognized under the new standard.

As part of the adoption of ASC 606, the Company elected to use the following transition practical expedients: (1) all contract modifications that occurred prior to the date of initial application when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price have been reflected in the aggregate, and (2) ASC 606 is applied only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

6.   LEASES

Annual rent expenses incurred in 2020 and 2021 amounted to approximately $7,586.57 and $10,372.23, respectively.

7.   RETIREMENT PLAN

The Company did not contribute to the plan during 2021.

8.   SHAREHOLDERS' EQUITY

Common shares units are entitled to voting rights, as defined in the Company's operating agreement. The Company is authorized to issue an unlimited amount of each class of unit. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance will be paid to the unit holders in accordance with the distribution rights as defined in the Company's bylaw agreement.

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